GNC Holdings, Inc.
300 Sixth Avenue
Pittsburgh, PA 15222

May 30, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Consumer Products
100 F. Street, N.E.
Washington, D.C. 20549-4631

Attention:    William H. Thompson
Accounting Branch Chief

Re:    GNC Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Response Dated May 16, 2019
File No. 001-35113

Dear Mr. Thompson:

Set forth below is GNC Holdings, Inc.’s (“GNC”, the “Company”, “we” or “our”) response to the further comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter dated May 23, 2019 addressed to Tricia Tolivar, Chief Financial Officer. For your convenience, we have repeated the comment in italics followed by our response and supplemental information in regular type.

In connection with this response letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 13. Mezzanine Equity, page 95

1.
We reviewed your response to comment 5. Please tell us whether the forward sale contracts are freestanding financial instruments or are embedded in the amended Securities Purchase Agreement. If the forward sale contracts are embedded in the amended Securities Purchase Agreement, please tell us why the forward sale contracts are within the scope of ASC 480-10-15-3 and not within the scope of ASC 815-40.

Response: We can confirm that the forward contracts are freestanding financial instruments, which constitute a forward issuance of the Company’s shares for a purchase price of $1,000USD per share. The forward contracts represent an obligation to issue the Company’s shares at a fixed price, such that the underlying shares are subject to put rights upon a change in control. As a result, the Company would have to transfer assets to settle the put, which caused management to conclude that the forward contracts are required to be accounted for as liabilities under ASC 480-10-15-3 and ASC 480-10-25-8.

We thank the Staff for its comments and review of our response. Any additional questions regarding the foregoing can be directed to my attention at (412) 288-2029.

Sincerely,

/s/ Tricia K. Tolivar
Tricia K. Tolivar
Executive Vice President and Chief Financial Officer

Cc:     Cameron Lawrence, GNC Holdings, Inc.
Susan Canning, GNC Holdings, Inc.
Jennifer Minter, Buchanan Ingersoll & Rooney PC